Exhibit 99.1

posco
2015 1Q Earnings Release
April 21, 2015

1Q Operating Performance
Major Business Activities
2015 Business Plan
Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

1Q Operating Performance
Consolidated Income
OP remained flat YoY as steel, trade, and energy improved, while E&C sector struggled
Revenue
(in billion KRW)
15,440 16,685 15,101
2014.1Q 2014.4Q 2015.1Q
Operating Profit
(in billion KRW)
4.7% 4.6% 4.8%
OP
Margin
731 764 731
2014.1Q 2014.4Q 2015.1Q
Net Profit
(in billion KRW)
ROE 0.5% 1.3% 3.3%
56 210 370
2014.1Q 2014.4Q 2015.1Q
(in billion KRW) Revenue Operating Profit Net Profit
2014.1Q 2014.4Q 2015.1Q 2014.1Q 2014.4Q 2015.1Q 2014.1Q 2014.4Q 2015.1Q
Steel 11,945 12,467 11,764 519 593 551 93 44 352
Trade 7,338 8,143 7,003 71 141 114 29 25 95
E & C 2,682 2,720 2,435 144 71 29 42 14 47
Energy 691 697 584 50 26 89 24 50 62
I C T 272 275 218 8 14 5 5 - 2
Chem/Mat’l
/Others 822 899 756 35 18 20 22 21 2
* Based on figures prior to consolidation adjustments
POSCO Earnings Release April 21, 2015
posco

1Q Operating Performance
Parent Income
Enhanced profitability by expanding high-end product sales, despite product price decline
Production
(in thousand tons)
9,302 9,565 9,183
Crude Steel
8,589 9,068 8,600
Steel Product
2014.1Q 2014.4Q 2015.1Q
2014.1Q 2014.4Q 2015.1Q
Carbon Steel
8,837 9,118 8,700
S T S
465 447 483
* (Pohang) No.2 BF revamping : Feb.6~May.15
(Pohang) No.2 Steelmaking rationalization :
Feb.6~May.17
Sales
(in thousand tons, thousand KRW/ton)
755 696 670
Carbon Steel Price
8,408 8,708 8,530
2014.1Q 2014.4Q 2015.1Q
2014.1Q 2014.4Q 2015.1Q
Domestic 4,679 4,528 4,222
Exports 3,729 4,180 4,308
Invento-ries 979 1,280 1,276
Income
(in billion KRW)
OP Margin 7.0% 8.8% 9.2%
7,364 7,145 6,788
Revenue
518 632 622
Operating Profit
2014.1Q 2014.4Q 2015.1Q
ROE 1.1% 2.4% 4.7%
Net Profit 112 259 500
2014.1Q 2014.4Q 2015.1Q
POSCO Earnings Release | April 21, 2015

posco

1Q Operating Performance
Consolidated Financial Structure
Liabilities to equity ratio rose as equity decreased due to dividend payment and stake sale of POSCO Specialty Steel
Assets
(in billion KRW)
86,099 85,252 84,665
2014.1Q 2014.4Q 2015.1Q
Liabilities
(in billion KRW)
90.2% 88.2% 89.8%
Liabilities to Equity
40,788, 39,961 40,058
2014.1Q 2014.4Q 2015.1Q
Equity
(in billion KRW)
45,311 45,291 44,607
2014.1Q 2014.4Q 2015.1Q
POSCO Earnings Release | April 21, 2015

posco

1Q Operating Performance
Major Business Activities
2015 Business Plan

Major Business Activities

Stronger Steel Competitiveness

Actively responded to market trend by increasing high-end product sales

Added value to the product with solution marketing

[Product Sales through Solution Marketing activities]


(thousand tons)
Sales Volume
425
+9%
465
2014.4Q
2015.1Q

[WP* Product Sales Portion]


(thousand tons, %)
WP Portion
33.1
36.0
Sales Volume
2,635
+8%
2,843
2014.4Q
2015.1Q

*World Premium: POSCO's high-value added product

[Cases for Solution Marketing]

Home Appliances

"Erosion/welding solution for heating pipe for Chiller "

- **Replaced Cu product to STS product** for heat conduction pipe for chiller used in power plants of a client **(company "L")** and improved formability by providing **heating treatment solution** in welding parts
- **Material cost reduced by 66% to Cu**

Shipbuilding

"World first steel product to approve BCA*"

- Large container ships are obliged to use BCA guaranteed steel since 2014
- **To the needs of the customer (DSME), POSCO developed world-first product that contains BCA and won recognition from IACS****

* Brittle Crack Arrest
**International Association of Classification Societies

Construction

"Technology/financing solution for steel used for bridges"

- **Co-developed SBarch synthetic girder*** with a client (**Hye-Dong Bridge**, expert in bridge-making)and enhanced quality and reduced steel used, by 30%
- **Provided financing solution for client's initial involvement in the PJT** through Steel Loan of POSCO Capital

"Ideas for construction steel materials and cost-reduction solutions "

- P-P&S supported **cost-reduction of a client (GS E&C) by providing POSCO's high-quality, low-cost materials and rationalized logistics**
- **Supplied structure steel to Doha Link bridge project in Kuwait**

* Arch-type Girder made of grinded concrete for bridge

POSCO Earnings Release | April 21, 2015
7
posco

Major Business Activities

Stronger Steel Competitiveness

Led the global automotive steel market by combining marketing, quality, and technology

- Auto steel sales volume went up from the year before, including volume to Japanese and European carmakers


[thousand tons]
1,960
+6%
2,071
2014.1Q
2015.1Q


1 Marketing
2 Quality
3 Technology

1

Ssangyong	Porsche	Renault
· Covered 72% of the body of Tivoli with high-strength steel · Expand sales to South American/European market, major markets for SUV	· Reduced roof weight of "911 GT3 RS", by 30%, with POSCO's magnesium steel	· Applied magnesium auto inner materials to mass-produced model, "New SM7"

2

Changcheng (China)	Toyota	G M
· Received R&D award from the largest SUV-producer in China (first time for a foreign steelmaker) - Processing solutions for new products	· Won this year's best supplier award for 2 consecutive years (solely among foreign steelmakers)	· Won this year's best supplier award

3

Developed tech. for light weight : New material that outweigh titanium (Feb)

- Cost reduction by 90%, weight down by 15%, while keeping the strength of titanium (high strength, low weight)
- Excellent formability allows adaptation to existing steelmaking facilities (pushing for commercialization)

8

POSCO Earnings Release | April 21, 2015

posco

Major Business Activities
Select and Focus New Businesses
Discovered new profit sources using POSCO’s own technology in steel and materials
Global POIST*
Signed MOA to sell existing FINEX (Mar)
- Built ground for selling FINEX technology and building the facilities through deal with Mesco Steel, India (No.1 Finex, 600 thousand tons capa.)
Change in steel hegemony and key tech.
18C 20C 21C
Key Tech.
Ingot-making, Cokes process
Bessemer/Thomas process, Continuous Rolling
LD steelmaking, Continuous Casting
FINEX (Innovative Tech.)
[FINEX]
Fine Ore Semi-soft coking coal/Thermal Coal Exclude Sintering & Coking Processes
HCI
Coal Briquetting
Fluidized Bed Reactor Molten Iron
* POSCO Innovative Steel Making Technology
Secondary Battery Materials
Run large-sized pilot plant with applying Lithium direct extraction technology
- Proved its ability to mass-produce lithium by reaching over its full capacity and extracting Lithium with purity of 99.98%
BOLIVIA CHILE ARGENTINA Salar de Cauchari
Stabilized the secondary battery materials business by winning more orders (POSCO ESM)
- Revenue and profitability to improve as it landed high-end product orders from overseas clients (3 years, around 60 billion KRW)
- Sales volume : (’14) 1,400 tons (’15) 2,500 tons
POSCO Earnings Release | April 21, 2015
posco 9

Major Business Activities
Improved Business Structure
Proceed restructuring and non-core asset sales
2014 2015. 1Q 2015. 2Q~ (mid/long term)
Set priorities and concluded several deals
POSCO Specialty Steel
-Sold 72.1% stake to SeAhBesteel (52.1% sold first)
Vietnam IBC/Masan Dept.
- Sold non-core assets of DWI and P-E&C to Lotte
PosFine
- Sold 69.2% of stakes to Hahn & Company
Restructuring & Non-core asset sales
POSCO Plantec restructuring
- Took extreme measures, as rationalizing workforces and pulling out from loss-making biz. (shipbuilding/offshore plants) - After closing troubled deals, change to focusing mainly on steel facility maintenance
USP sell-out (Feb)
- Sold to Evraz, Russian steelmaker
Preliminary deal for selling POSCO Uruguay (Mar)
- As CER* gained overseas do not apply domestically**, POSCO sold it with Eagon (JV partner for the project)
Partial stake sales of P-E&C (Mar)
- Signed MOU with PIF, Saudi sovereign fund
Review profitability and select more candidates
Speed up restructuring and exit businesses on the line
- Poreka, New Altec, etc.
Review overseas loss-making businesses for restructuring Review selling non-core investments
- Sandfire mines, etc.
* Carbon emission Reduction : emission unit
**The Allocation and Trade of Emission Allowance of Greenhouse Gas Act
POSCO Earnings Release | April 21, 2015
posco

Major Business Activities

Subsidiaries Performance

Daewoo International

- **Stabilized profitability of Myanmar gasfield**
  - Despite oil price drop, OP remained steady as the field reached full production (OP down by 3% QoQ)
- **Continued effort to find "The next Myanmar gasfield"**
  - Start drilling AD-7 mine lot in Myanmar (~'16.1H)
  - Evaluate reserves and marketability of Gorae D structure in the East Sea (~'15.1H)

POSCO Energy

- **Started operating Incheon No.9 plant (Jan)**
  - Set LNG power capacity of 3,412MW (capable to supply 12% of power needed in metropolitan area)
- **Began commercial production of No.1 plant in Mong Duong Ⅱ in Vietnam (Mar)**
  - Expect for stable profit (No.2 plant, to be finished by 1H)



***Mong Duong Ⅱ Coal-fired plant (1,200MW)**
- US)AES 51%, P-Energy) 30%, China)CIC 19%
- Signed 25-years PPA* with VietNam Electricity

* Power Purchase Agreement : Trade electricity on a price that guarantees certain amount of profit

POSCO ChemTech

- **Built production line for natural graphite cathode materials (Mar)**
  - Largest domestic mass-production of 5,400 tons/yr


[Production Capacity]
(ton)
+1,800
5,400
3,600
2014
2015



SNNC

- **Built SNNC No.2 plant with own tech. (Mar)**
  - Nickel self-sufficiency ratio to reach 80% with stable procurement of ferronickel


[Production Capacity]
(ton)
+24,000
54,000
30,000
2014
2015


inauguration de la 2ème ligne

POSCO Earnings Release | April 21, 2015
11

1Q Operating Performance
Major Business Activities
2015 Business Plan

2015 Business Plan
Consolidated Business Target
2014 2015(F)
Revenue (trillion KRW) 65.1 67.4
- POSCO Revenue (“) 29.2 29.3
Crude Steel Production (million tons) 37.7 38.4
Product Sales (“) 34.3 35.9
Investment (trillion KRW) 5.4 4.2
- POSCO Investment (“) 3.0 2.9
POSCO Earnings Release | April 21, 2015
posco

Appendix
1. Business Environment
– Steel Demand, Raw Materials
2. Financial Statements

Appendix 1. Business Environment

Global Steel Demand

China's Steel Economy

"Downtrend in price will ease as capacity reduction effect is seen"

- ✓ 1Q crude steel production decreased by 1.7% YoY due to slow demand and environmental regulations
  - Major steel mills cut production : Baoshan Steel 4%↓, Angang 10%↓ (Jan~Feb, YoY)
- ✓ Imbalance between supply and demand will improve and price will bottom out as 2Q faces seasonal peak and capacity cuts take effect
  - Auto demand is to remain firm, construction demand will pick up as regulation on real estate eases

[China's Crude Steel Production and Steel PMI]


Steel PMI
44.2
48.3
43.6
44.1
43.0
202.8
208.6
204.8
198.9
200.0
Crude Steel Production (in million tons)
'14.1Q
2Q
3Q
4Q
'15.1Q

* World Steel Association, Mysteel, China Federation of Logistics & Purchasing

Steel Demand in Major Countries

"While demand in US/China declines, developing countries' demand is to stay firm"

- ✓ China : Demand lowered by 3.3% in 2014 due to the slow construction market. In 2015, demand fall will ease by economic stimulus plan and auto sales pushing demand
- ✓ US : Against early expectations, demand turned downward as fall in oil price pressured energy pipe demand
- ✓ Developing Countries : Offset sluggish US/China demand by maintaining firm growth of 4~6%
  - While China/US demand drop by 4 million tons, India, SEA, and MENA increase by 11 million tons

[Outlook for Demand in Major Countries] (in million tons)

	2012	2013	2014	YoY	2015	YoY
US	96.2	95.7	106.9	11.7%	106.5	-0.4%
EU	139.2	140.4	146.8	4.5%	149.9	2.1%
China	660.1	735.1	710.8	-3.3%	707.2	-0.5%
India	72.4	73.7	75.3	2.2%	80.0	6.2%
SEA	58.9	63.2	65.3	3.2%	68.9	5.5%
MENA	66.2	66.8	70.1	5.0%	72.9	4.1%
Global	1,439.3	1,528.4	1,537.3	0.6%	1,544.4	0.5%

* World Steel Association(April 2015)

POSCO Earnings Release | April 21, 2015

Appendix 1. Business Environment

Domestic Steel Demand

Outlook for Demand Industries

Automobile	1Q domestic/exports decreased, 2Q will rise slightly QoQ ✓ Domestic (thousand units): 1,464 ('14) → 1,481 ('15), 345 (1Q) → 380 (2Q) ✓ Exports (thousand units): 3,063 ('14) → 2,969 ('15), 736 (1Q) → 777 (2Q)
Shipbuilding	1H building will continue to go up as new orders won in 2013 kicks in ✓ Building (million GT): 22.1 ('14) → 24.0 ('15), 5.9 (1Q) → 6.5 (2Q) ✓ Order (million GT): 23.4 ('14) → 18.0 ('15), 4.9 (1Q) → 4.1 (2Q)
Construction	2Q investment will dramatically increase QoQ as the peak season arrives ✓ Construction (trillion KRW): 126.6 ('14) → 131.0 ('15), 25.9 (1Q) → 35.5 (2Q) ✓ Engineering (trillion KRW) : 71.8 ('14) → 73.3 ('15), 14.1 (1Q) → 20.0 (2Q)


(thousand units)
Production
976
1,206
1,108
1,157
(million GT)
Building
5.6
5.1
5.9
6.5
(trillion KRW)
Investment
51.9
53.2
40.0
55.5
2014.3Q
4Q
2015.1Q
2Q

* POSRI(April 2015)

Outlook for Supply/Demand

"1Q consumption dropped YoY as customers had high inventories, 2Q consumption will improve as auto/construction demands upturn

(in thousand tons)	2013	2014	2015			
				1Q	2Q	QoQ
Nominal Consumption	51,762	55,521	54,710	13,150	14,115	+7.3%
Export	29,191	32,257	32,890	7,890	8,125	+3.0%
Production	69,146	74,109	74,688	17,828	18,890	+6.0%
Import	11,807	13,669	12,912	3,212	3,350	+4.3%
Incld. Semi-products	19,393	22,749	22,153	5,553	5,560	+0.1%

* POSRI(April 2015)

POSCO Earnings Release | April 21, 2015

posco

Appendix 1. Business Environment

Raw Materials

Iron Ore	
2015.1Q	Price fell to the lowest since 2008 financial crisis, due to the oversupply and sluggish trading as China's demand shows slow recovery Jan: US$68/ton → Mar: US$57/ton
2015.2Q	**"Fine Ore CFR within US$50/ton"** Weak price will continue as purchasing sentiment shrank due to price plunge, depressed China's steel economy lingers, and major miners continue to add new supply into the market

Coking Coal	
2015. 1Q	Weak price seen as market sentiment turned sour due to the lower-than-expected benchmark price agreement and low coking coal demand, a result of decrease in China's crude steel production
2015.2Q	**"Hard Coking Coal to fall to FOB U$90/ton"** Price is expected to stay weak as imported coal price is pressured downwards due to the China's announcement to lower the domestic coal price and Australian miners, which end fiscal year during 2Q, are likely to release more volume


[Iron Ore Price]
(US$/ton)
126
133
135
120
103
90
74
62
50
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q(f)

*Platts 62% Fe IODEX CFR China (Quarter Average Spot)


[Coking Coal Price]
(US$/ton)
143
142
142
122
113
112
111
105
90
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q
2014 3Q
2014 4Q
2015 1Q
2015 2Q(f)

*Platts HCC Peak Downs Region FOB Australia (Quarter Average Spot)

POSCO Earnings Release | April 21, 2015

Appendix 2. Financial Statements
Summarized Statements of Income
(in billion KRW)
2014.1Q 2014.4Q 2015.1Q QoQ
Revenue 15,440 16,685 15,101 1,584
Gross Profit 1,688 1,924 1,815 109
(Gross Margin) (10.9%) (11.5%) (12.0%) -
Selling & Admin. Expenses 957 1,159 1,083 76
Operating Profit 731 764 731 33
(Operating Margin) (4.7%) (4.6%) (4.8%) -
Other Operating Profit 240 119 89 +208
Share of Profit (loss) of Equity-accounted investees 87 134 63 +71
Finance Items Gains 136 452 122 +330
Foreign Currency Transaction & Translation Gains (loss) 99 99 9 +90
Net Profit 56 210 370 +580
(Net Margin) (0.4%) (1.3%) (2.4%) -
Owners of the Controlling Company 70 193 373 +566
POSCO Earnings Release | April 21, 2015
posco

Appendix 2. Financial Statements

Consolidated Statements of Financial Position

(in billion KRW)

	2014.1Q	2014.4Q	2015.1Q	QoQ
Current Assets	32,988	32,627	**31,979**	△648
Cash & Financial Goods*	6,725	5,274	**6,577**	+1,303
Account Receivable	12,348	11,786	**11,653**	△133
Inventories	10,760	10,471	**10,046**	△425
Non-Current Assets	53,111	52,625	**52,686**	+61
Other Long-term Financial Assets**	5,079	3,600	**3,514**	△86
PP&E	36,015	35,241	**35,210**	△31
Total Assets	86,099	85,252	**84,665**	△587
Liabilities	40,788	39,961	**40,058**	+97
Current Liabilities	22,019	21,877	**22,565**	+688
Non-Current Liabilities	18,769	18,084	**17,493**	△591
(Interest-bearing Debt)	28,087	27,428	**28,089**	+661
Equity	45,311	45,291	**44,607**	△684
Owners of the Controlling Company	41,541	41,587	**41,272**	△315
Total Liabilities & Equity	86,099	85,252	**84,665**	△587

* Cash & Financial Goods : Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities, and Derivatives asset held for trading **Including Other bonds

POSCO Earnings Release | April 21, 2015